Exhibit 12


    Computation of The Earthgrains Company Ratio of Earnings to Fixed Charges


            (Dollars in millions, except ratios)
                                    For the Forty Weeks Ended              For the Years Ended
                                                                                              March 26,
                                   January 5,     December 30,     March 31,     March 25,       1996
                                      1999            1997           1998          1997      (pro forma)
                                  ------------- ----------------- ------------  ------------ -------------
Earnings before income taxes             62.7          49.8              62.0          22.7        (39.0)
      Capitalized Interest               (0.7)         (0.5)             (0.7)         (0.8)        (1.0)
                                  ------------- ----------------- ------------  ------------ -------------
      Total                              62.0          49.3              61.3          21.9        (40.0)
                                  ============= ================= ============  ============ =============
Fixed Charges
      Interest Expense                   15.1           4.6               8.2           6.3          7.0
      Debt Issuance Expense               0.0           0.0               0.0           0.0          0.5
      1/3 of Rent Expense                 4.0           3.1               4.3           3.9          4.9
                                  ------------- ----------------- ------------  ------------ -------------
      Total                              19.1           7.7              12.5          10.2         12.4
                                  ============= ================= ============  ============ =============
Earnings before income taxes and
  Fixed Charges                          81.1          57.0              73.8          32.1        (27.6)
                                  ============= ================= ============  ============ =============
Ratio of Earnings to Fixed
  Charges                                4.3x          7.4x              5.9x          3.1x         (1)
                                  ============= ================= ============  ============ =============



(1) As a result of the historical loss incurred and incremental pro forma adjustments to represent Earthgrains as an independent company for this period, earnings were less than fixed charges for the year ended March 26, 1996. The coverage deficiency was approximately $40.0 million.

     We do not show information for periods prior to the year ended March 26, 1996 because information reflecting what our expenses would have been as an independent company are not available. Prior to the spin-off from Anheuser-Busch in 1996, Anheuser-Busch provided funds to Earthgrains by intercompany advances, without interest charges.